UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

QUALYS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-35662	77-0534145
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1600 Bridge Parkway, Redwood City, California 94065

(Address of principal executive offices) (Zip Code)

Bruce K. Posey, Vice President, General Counsel and Corporate Secretary

(650) 801-6100

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

With respect to the reporting period from January 1, 2016 to December 31, 2016, Qualys, Inc. (“Qualys” or the “Company”) evaluated its current products and determined that certain products it manufactures, or causes to be manufactured, contain gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives (“Conflict Minerals”). Following this initial determination, the Company conducted a reasonable country of origin inquiry and additional due diligence designed to conform with the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the related supplements on gold, tin, tantalum and tungsten (the “Framework”), in order to determine whether the Conflict Minerals contained in the Company’s products originated from the Democratic Republic of Congo, the Republic of Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia or Angola (collectively, the “Covered Countries”).

Based on these due diligence efforts, the Company has reason to believe that certain Conflict Minerals contained in its products may have originated in the Covered Countries and may not be Conflict Minerals from recycled or scrap sources. However, the Company does not have sufficient information to conclusively determine the countries of origin of the Conflict Minerals contained in its products or whether such Conflict Minerals are from scrap or recycled sources. The Company conducted due diligence on the source and chain of custody of these Conflict Minerals and prepared the Conflict Minerals Report attached hereto as Exhibit 1.01.

Conflict Minerals Disclosure

This Form SD of Qualys is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2016 to December 31, 2016.

A copy of Qualys’s Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD, and is publicly available at http://investor.qualys.com/sec.cfm.

Item 1.02 Exhibit

As specified in Section 2, Item 2.01 of this Form SD, Qualys is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this report.

Section 2 – Exhibits

The following exhibit is filed as part of this report.

Item 2.01 Exhibits.

Exhibit 1.01 – 2016 Conflict Minerals Report of Qualys, Inc. as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Qualys, Inc.

By:	/s/ Bruce K. Posey
Name:	Bruce K. Posey
Title:	Vice President, General Counsel and Corporate Secretary

Date: May 26, 2017

EXHIBIT INDEX

Exhibit No.	Description

1.01	2016 Conflict Minerals Report of Qualys, Inc.